Veracyte, Inc.

7000 Shoreline Court, Suite 250

South San Francisco, California 94080

October 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Ruairi Regan, Staff Attorney

Re:	Veracyte, Inc. - Registration Statement on Form S-1
Registration No.: 333-191282

Acceleration Request

Requested Date:          October 29, 2013

Requested Time:         4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Veracyte, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at the Requested Time on the Requested Date or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

October 25, 2013

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Registrant understands that the staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

The Registrant or Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Gabriella A. Lombardi at (650) 233-4670.

Sincerely,

Veracyte, Inc.

By:	/s/ Bonnie H. Anderson
Bonnie H. Anderson
President and Chief Executive Officer

cc:           Gabriella A. Lombardi